024-10276 1-A/A

10013439

FREE MOVERS, INC.

Regulation A Offering Model B

Item 1. Cover Page

a. Free Movers Inc.
b. 4210 Belgrade Houston, TX 77045
c. 7-16-10
d. 5,000,000,000 shares of common stock per value of $0.001 per share
e. The United States Securities and Exchange Commission does not upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption; however the commission has not made an independent determination that the securities offered here under are exempt from registration.
f. N/A
g. Lee Carter
h. N/A
i. N/A
j. N/ A

Item 2. Distribution Spread

a.

	Price To Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per	$0.001	0	0
Unit	$0.001	0	0
Total			
Total Minimum	$0.001	0	0
Total Maximum	$10,000	0	0

b. N/A

c. $0

Item 3. Summary Information, Risk Factors and Dilution

a. N/A
b. N/A

Item 4. Plan Of Distribution

a. N/A
b. N/A
c. N/A
d. N/A
e. 1. N/A

   2. N/A

Item 5. Use Of The Proceeds To Issuer

All proceeds from securities to be offered are intended to be used for working capital for the issuer.

Item 6. Description Of Business

a. Free Movers Inc. is a real estate and moving company that finds an apartment, home, or commercial lease space for an individual, family or group and then collects a fee from the apartment complex owner, home seller, or commercial leaser, then moves the individual into the new location at a discounted fee.

(1) Services provided: Free Movers is a real estate locating service and moving company that helps people find a new apartment, home or commercial lease space.

a.Apartment: An individual that is looking for a new apartment hears about Free Movers then calls the Free Movers office stating they are looking for an apartment. The Free Movers office secretary gets on the computer and gives the individual a list of apartments that suites they're needs. The individual then goes to these apartments and chooses the one they like best. The individual as well as the secretary informs the leasing agent at the apartment complex that Free Movers referred them there. Since Free Movers is the individuals referring agent we charge a referral fee to the apartment complex for referring them a new tenant. This referral fee is generally 100% of the individual first month rent paid to Free Movers immediately after the individual has moved into the apartment. So if the persons rent is $500.00 Free Movers receives a check for $500.00. Since virtually all this money is profit Free Movers can move the individual into their new place for a discounted price to add even more funds to profit or move the person for free if they have only the basic standard items to be move which is determined by Free Movers. Cost to move an individual with basic items for Free Move is around $75.00 however very seldom is the free move package available as most customers have more items than the free move package allows. As a result we charge discounted standard move fees which are standard move cost less the $75 free move deductible which allows us to up profit margin per transaction.

b. Home: Home sales fees and moves work similar. Free Movers represents the home seller and / or the home buyer as their real estate agent. Free Movers puts a Free Movers sign in front of the home and when the Free Movers sells the home and represents the buyer they collect a 6% commission (I.E. 6% of a $100,000 house is $6000) and has a free move deductible of $150 for seller and buyer each ($300 total move cost). Free Movers makes $5,700 profit for basic free move package however most customers will have more items than the free package will allow and as a result standard move charge less free move deductible will apply and profit margin will increase even more.

c. Commercial properties: Commercial properties work similarly. Free Movers receives a percentage of the lessee's lease contract funds as a referral fee in addition to receiving a percentage of their monthly rent for the duration of the lease term. Move charges will be set accordingly and will increase profit margins per transaction.

i. Customers - Anyone needing a home, apartment, or commercial lease space.

ii.N/A

iii.N/A

iv. N/A

v. N/A

2. N/A

3. (i.) Issuer plans to operate for the next 12 months in accordance Exhibit A projections bearing required funds be raised for each operation. Income showed on Attachment A is not received income. It's is accounts receivables owed to the company that has not been collected on. These unpaid accounts receivables are what future projections in Exhibit A are based on. In the issuers opinion the offering will satisfy cash requirements for the first six months and in the next six months.

(ii)N/A

c. N.A

Item 7. Description Of Property

The corporate office is located in Houston, TX and additional offices nationwide will be added as the company receives working capital from sales of securities.

Item 8 Directors, Excutive Officers and Significant Employees

(a).

(1) Director – Lee Carter (38 years old)

(2) N/A

(3) Chief Executive Officer – Lee Carter (38 years old)

(4) N/A

(5) N/A

(b) N/A

(c) Lee Carter (C.E.O.) has 20 years of business management experience.

(d) N/A

(1) N/A

(2) N/A

Item 9. Remuneration Of Directors And Officers

(a) N/A
(b) N/A

Item 10. Security Ownership Of Management And Certain Security Holders

(1) Title of Class	(2) Name and Address of Owner	(3) Amount owned before the offering	(4) Amount owned after offering	(5) Percent of Class
(1)Common Stock	(2) Lee Carter 4210 Belgrade Houston, TX 77045	100%	100%	100%

Item 11. Interest Of Management And Others In Certain Transactions

(1) N/A
(2) N/A
(3) N/A
(4) N/A
(5) N/A

Item 12. Securities Being Offered

5,000,000,000 Shares of common stock (100% of company ownership)
Voting rights equivalent to percentage of 5,000,000,000 shares purchased (percentage of company purchase)

Part II. F/S

No financials are required as no audited financials were used for this offering and no company income has been received and Commission Regulation S-X, 17 CFR 210.1 et seg. does not apply and is not applicable.

Part III. Exhibits

Item 1. Index of Exhibits

Item 2. Description of Exhibits

(a) Exibit A - Corporate Perspectus
(b) Exhibit B – Legal Opinion
(c) Exhibit C – Underwriter Signature
(d) Exhibit D – Selling Security Holder Signature

FREE MOVERS Inc.

"The Future of Moving Is Here"

Corporate Prospectus

I. Executive Summary

A. Free Movers Inc.
B. Free Movers is a licensed real estate and moving company that finds an apartment, home, or commercial lease space for an individual, family or group and then collects a fee from the apartment complex owner, home seller, or commercial leaser, then moves the individual into the new location at a discounted fee.
C. Profit returns of 450% to 500% or more per transaction and since there is no direct Competition.

II. Industry Size

A. Real Estate sales fees and Moving fees: $2.1 Trillion annually (U.S.A. alone)

III. Introduction

A. Services provided: Free Movers is a real estate locating service and moving company that helps people find a new apartment, home or commercial lease space.

1. Apartment: An individual that is looking for a new apartment hears about Free Movers then calls the Free Movers office stating they are looking for an apartment. The Free Movers office secretary gets on the computer and gives the individual a list of apartments that suites they're needs. The individual then goes to these apartments and chooses the one they like best. The individual as well as the secretary informs the leasing agent at the apartment complex that Free Movers referred them there. Since Free Movers is the individuals referring agent we charge a referral fee to the apartment complex for referring them a new tenant. This referral fee is generally 100% of the individual first month rent paid to Free Movers immediately after the individual has moved into the apartment. So if the persons rent is $500.00 Free Movers receives a check for $500.00. Since virtually all this money is profit Free Movers can move the individual into their new place for a discounted price to add even more funds to profit or move the person for free if they have only the basic standard items to be move which is determined by Free Movers. Cost to move an individual with basic items for Free Move is around $75.00 however very seldom is the free move package available as most customers have more items than the free move package allows. As a result we charge discounted standard move fees which are standard move cost less the $75 free move deductible which allows us to up profit margin per transaction.
2. Home: Home sales fees and moves work similar. Free Movers represents the home seller and / or the home buyer as their real estate agent. Free Movers puts a Free Movers sign in front of the home and when the Free Movers sells the home and represents the buyer they collect a 6% commission (I.E. 6% of a $100,000 house is $6000) and has a free move deductible of $150 for seller and buyer each ($300 total move cost). Free Movers makes $5,700 profit for basic free move package however most customers will have more items than the free package will allow and as a result standard move charge less free move deductible will apply and profit margin will increase even more.
3. Commercial properties: Commercial properties work similarly. Free Movers receives a percentage of the lessee's lease contract funds as a referral fee in addition to receiving a percentage of their monthly rent for the duration of the lease term. Move charges will be set accordingly and will increase profit margins per transaction.

IV. Projections

A. Age, Size and Past Performance:

Free Movers has been in business for 3 years in operating in 1 metropolitan city (Houston, Texas). Revenue projections are based on 2008 and 2009 revenues (unpaid accounts recevables) as 2007 was a partial year. Revenue projections are based solely on apartment locator fees that were the companies sole income source for the 3 operating years. the Revenue projections do not include anticipated home sales fees or commercial lease fees which will add to these already impressive projections substantially. Anticipated charged moves fees will add to the revenue projections as well and they also are not included in the projections.

B. Revenue Projections (5 Years Projections after actual 2008, and 2009 income)

Operating Year	Revenues - Total Expenses = Total Profit			
2008 (Houston)	$522,485 -	$7,200	=	$515,285
2009 (Houston)	$1,684,850 -	$7,200	=	$1,677,650*
(*326% sales increase, projections for 5 future years based on 300% increase and does not include revenue projection increasers listed above in section IV.A.)				
2010 (10 cities)	$50,545,500 -	$396,000	=	$50,149,500
2011 (25 cities)	$376,121,250 -	$990,000	=	$375,131,250
2012 (50 cities)	$2,250,787,500 -	$1,980,000	=	$2,248,807,500
2013 (50 cities + 20 overseas cities)	$9,444,991,500 -	$2,772,000	=	$9,442,219,500
2014 (50 cities + 40 overseas cities)	$36,419,989,500 -	$3,564,000	=	$36,416,425,500

B. Current and Future Business Conditions

1. As stated above the Free Movers office was based in one metropolitan city (Houston) for the first 2 (2008, 2009 operating years with minimal advertising. The 2010 through 2014 operating years include increased Yellow Pages advertising). The top 10 populated U.S. cities will constitute 2010 revenues (Houston, L.A., New York, Chicago, Miami, Atlanta, Dallas, Denver, Cleveland, and Minneapolis). The top 25 populated cities will constitute 2011 revenues. The top 50 populated cities will constitute 2012 revenues. The top 50 populated U.S. cities in combination with the to 20 populated overseas cities will constitute 2013 revenues. The top 50 populated U.S. cities in combination with the top 40 populated overseas cities will constitute 2014 revenues. listed below are the proposed 50 U.S. metropolitan area cities (one Free Movers office for each bullet).

Arizona:
*Phoenix/Temple/Mesa/Scottsdale/Glendale
*Tucson
Arkansas:
*Greater Little Rock Area
California:
*Sacramento/Ladi/Stockton/Modesta/Tracy/Turlock/Placerville/Auburn/Rocklin

Woodland/Davis
*San Francisco/Marin/Sonoma/Santa Clara/San Mateo Counties
*Alameda/Contra Costa/Napa/Solano Counties
*Inland Empire/San Gabriel Valley/Riverside/San Bernardino Counties/ The High Dessert
*Los Angelos/South Bay/Long Beach/Antelope/San Fernando/ Santa Clarita Valleys
*Orange County
*San Diego/North County
Colorado:
*Colorado Springs/Denver/Boulder/Longmont/ Ft. Collins
Deleware:
*New Castle County
Florida:
*Bradenton/Ft. Myers/Sarasota/Naples/Venice
*Greater Jacksonville
*Greater Orlando/Orange/Osceola/Seminole Counties
*Tampa Bay/ St. Petersburg/Clearwater/Pasco County/Lakeland
*Dade/Broward/Palm Beach/ Martin Counties
Georgia:
*Greater Atlanta
Illinois:
*Metro East Illinois-Chicago/Alton/Collinsville/Edwardsville/Bellville/Scott AFB/Fairview Heights/Columbia
Indiana:
*Indianapolis
Kansas:
*Kansas City
Kentucky:
*Greater Lexington/Frankfort/Georgetown/Nicholasville/Richmond/Versailles
*Northern Kentucky/Cincinnati
Maryland:
*Greater Baltimore/Annapolis/Columbia
Michigan:
*Detroit/Ann Arbor/Lansing
Minnesota:
*Minneapolis/St.Paul Suburbs
Missouri:
*Kansas City
*St. Louis Metropolitan Area and Surrounding Counties
Nebraska:
*Lincoln
*Omaha/Papillion/Ralston/La Vista
Nevada:
*Las Vegas/Henderson/Boulder City/Laughlin/Bullhead City
*Greater Reno/Sparks/Carson City and Surrounding Washoe County
New Jersey:

*Metropolitan New Jersey and Surrounding Communities
New York:
*New York City
New Mexico:
*Greater Albuquerque/Rio Rancho/Sante Fe
Ohio:
*Greater Cincinnati and Surrounding Counties
*Greater Cleveland/Akron/Canton/Youngstown and Surrounding Communities
*Columbus
*Dayton
*Toledo
Oregon:
*Portland
Pennsylvania:
*Geater Philadelphia Area
Tennessee:
*Greater Memphis Area
Texas:
*Austin/Roundrock/Cedar Park/Wells Branch
*Dallas/Ft.Worth/Mid-Cities
*Houston
*San Antonio/New Braunfels
Utah:
*Salt Lake City/Ogden/Provo
Washington:
*Seattle/Tacoma/Puget Sound
Washington D.C.:
*Suburban Maryland/N. Virginia

Wisconsin:
*Greater Madison/Dane County and Surrounding Communities
*Greater Milwaukee Area/ West Bend to Racine County

V. Competition Analysis

No Direct Competition - Free Movers has no direct competition as it is the only company of its kind and the only such company to provide a service such as this on a local, state, national and international level. The name as well is one of the sparks of the companies success as most if not all many people are intrigued with the free move concept hence carried into the name Free Movers.

VI. Market Analysis

A. Geographic Area

1. United States Of America (Cities and States listed above)
2. World Market - Top 40 populated overseas cities

B. Immediate Potential Customers - Anyone needing a home, apartment, or commercial lease space.

C. Future Customers

1. Customers whom we have moved into one home and are wanting a bigger home. (home upgrade). They are entered into our customer database and are contacted.
2. Customers that we have sold a home for and are looking to buy and move into a new home. They are entered into our database and contacted.
3. Customers that we have moved into an apartment and are looking for a home. They are entered into our database and are contacted.
4. Customers that we have moved into an apartment that are looking for another apartment. They are entered into our database and contacted.
5. Customers we have moved into a commercial lease space and their lease is expiring and they need a new lease space.
6. Customers we have moved from a commercial lease a space and they are looking for a new commercial lease space.

VII. Marketing Strategy

Due to the nature of our business model and our catchy name marketing cost is extremely small. A yellow pages ad per city and a few small classified ads are all that are needed to be purchased as word of mouth brings us our enormity of business as proven in the first two years profits.

The breakdown of operating cost for each city office is as follows:
a. Apartment complexes office flyers and supplies: $0.00 (*1) see notes
b. Yellow Pages and local publications: $300 per month.

VIII. Total Operations Cost

A. Personnel Requirements-

Each office will need only 2 employees (field employee and secretary). Selection, training, and evaluation of employees will be done primarily by Lee Carter / CEO - 80% owner. IPO gets 20% ownership (1 billion of 5 billion shares). Owners will pay expenses proportionate to ownership in the 2010 operating year and ongoing.

IX. Total Operating Cost per metropolitan city office per month for 2010 operating year and ongoing

1. Office lease space	$600.00
2. Office Computer Equipment (*3)	$0.00
3. Telephone lines (4*)	$0.00
4. Office furniture and equipment (*5)	$0.00
5. Office secretary	$1200.00
6. Field employee (Mover)	$1200.00
7. Marketing and Advertising Cost	$300.00
	$3,300 Total per month

*See projections for combined numbers.

(1) N/A
(2) N/A
(3) N/A
(4) N/A
(5) N/A
(6) N/A
(a) N/A
(b) N/A
(c) N/A
(7) N/A
(8) N/A
(9) N/A

(10)N/A

(a) N/A

(b) N/A

(1) N/A

(2) N/A

(3) N/A

(11) Legal Opinion – Exhibit B

(12) N/A

(13) N/A

(14) N/A

(15) N/A

authorized, in the City of ________________, State of ________________

(Issuer) Free Movers Inc.

By (Signature and Title) Lee Carter /CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Lee Carter
(Title) CEO
(Selling security holder) Lee Carter
(Date) 7/17/2010

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Lee Carter / LeCof
(Underwriter)

By Lee Carter

Date 7/16/10

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

THE LAW OFFICE OF JALENE M. MACK

2207 North MacGregor Way
Houston, Texas 77004

JALENE M. MACK
Attorney at Law

(713) 661-6225
JaleneMackmail@aol.com

August 23, 2010

Exhibit B - Legal Opinion

RE: Free Movers, Inc.,4210 Belgrade, Houston, TX 77045

To whom it may concern:

I acted as counsel to Free Movers, Inc., a Colorado Corporation with its principal office in Houston, Texas (the "Company"), in connection with the preparation of the filing with the Securities and Exchange Commission under the Securities Act of 1933 of the Company's Registration Statement on Regulation A Model B in relating to 5,000,000,000 shares of the Company's common stock, par value $.001 (the "Shares").

In connection with that registration, I have reviewed the proceedings of the Board of Directors of the Company relating to the registration and proposed issuance of the Shares, the Certificate of Incorporation of the Company and all amendments thereto, the Bylaws of the Company and all amendments thereto, and such other documents and matters as we have deemed necessary to the rendering of the following opinion.

Based upon that review, it is our opinion that the Shares, when issued will be legally issued, fully paid, and non-assessable under the Colorado Statutes.

I consent to the use of this opinion in the registration statement filed with the Securities and Exchange Commission in connection with the registration of the Shares.

Sincerely,

Jalene M. Mack
Attorney at Law